Vince Holding Corp.

500 5th Avenue, 20th Floor

New York, New York 10110

March 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper

Re:	Vince Holding Corp.
Registration Statement on Form S-3
Filed February 12, 2016
File Number 333-209523

Ladies and Gentlemen:

Vince Holding Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333- 209523, as amended (the “Registration Statement”), to 4:30 p.m., Eastern time, on Wednesday, March 23, 2016 or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Bradley C. Reed of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-7351, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

VINCE HOLDING CORP.

By:	/s/ David Stefko
Name:	David Stefko
Title:	Chief Financial Officer